UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On June 12, 2024, Marti Technologies, Inc. (the “Company”) notified its independent registered public accounting firm, KPMG Bağımsız Denetim ve SMMM A.Ş (“KPMG”), of its decision to dismiss KPMG, subject to the approval of the Board of Directors and Audit Committee of the Company and the appointment of a new independent registered public accounting firm.

(ii)	The reports of KPMG on the financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 and the related statements of operations and comprehensive loss, changes in equity, and cash flows for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to dismiss the independent registered public accounting firm was approved by the Board of Directors and Audit Committee of the Company.

(iv)	During the Company’s most recent fiscal years ended December 31, 2023 and 2022, and through June 24, 2024, the effective date of dismissal, (a) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that, in connection with the preparation of the Company’s financial statements for the years ended December 31, 2023 and 2022, the Company’s management identified material weaknesses in the design and operation of its internal control over financial reporting.

(v)	On June 24, 2024, the Company provided KPMG with a copy of this report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On June 24, 2024, the Board of Directors and Audit Committee of the Company approved the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as its new independent registered public accounting firm to audit the Company’s financial statements, effective June 24, 2024. During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods through the date hereof prior to the engagement of GT, neither the Company, nor someone on its behalf, has consulted GT regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
16.1	Letter from KPMG Bağımsız Denetim ve SMMM A.Ş addressed to the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: June 24, 2024	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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